SMG INDIUM RESOURCES LTD.
41 University Drive
Suite 400
Newtown, Pennsylvania 18940

February 27, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           SMG Indium Resources Ltd. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-149413)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SMG Indium Resources Ltd. (the “Company”) hereby respectfully request the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-149413), together with all exhibits thereto, initially filed on February 27, 2008, as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Ailon Z. Grushkin at the abovementioned address, facsimile number (718) 477-4344), with a copy to Christopher D. Seamster, Ellenoff, Grossman & Schole LLP, 150 East 42nd Steet, 11th Floor, New York, New York 10017, facsimile number (212) 370-7889.

If you have any questions with respect to this matter, please contact Christopher D. Seamster of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Sincerely,
SMG INDIUM RESOURCES LTD.

Ailon Z. Grushkin
President